Exhibit 99.1

Content

Comments on performance	1

Independent auditors’ report on review of condensed parent company and consolidated financial information	4

Statements of financial position	6

Condensed statements of profit or loss	8

Condensed statements of comprehensive income	9

Condensed statements of changes in shareholders’ equity	10

Condensed statements of cash flows	11

Condensed statements of value added	12

Notes to the condensed parent company and consolidated quarterly financial information	13

i

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Comments on performance

Dear Shareholders,

We hereby submit for your consideration the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”) for the third quarter ended September 30, 2025.

We highlight the following facts in the third quarter of 2025:

Economic context

The 3Q25 was marked by the gradual transition of the global monetary policy cycle, with the first concrete signs of easement in the United States, Europe still in a wait-and-see mode, China combating deflationary pressures, and Brazil in a prolonged pause, maintaining high interest rates in the face of persistent inflation. The international environment continued to be influenced by the U.S. tariff escalation and the political impacts of elections in various countries, in a context where asset volatility remained high and capital flows to emerging markets showed moderate recovery. In the markets, the 3Q25 was characterized by adjustments in global interest rate curves, appreciation of the US dollar, slight corrections in international stock markets, and an increase in metal commodities, driven by targeted stimulus in China and a reflection of the balance between supply and demand. Despite this environment, global growth maintained a moderate pace, with downward revisions for global GDP due to the slowdown in Europe and the persistent weakness of Chinese demand.

In Brazil, 3Q25 consolidated the scenario of resilience in domestic activity in the face of an still restrictive monetary environment. The Central Bank kept the Selic rate at 15.0% per year in the meetings of July and September, reinforcing the message of prudence and highlighting the importance of observing the convergence of inflation before starting a new cut cycle. The IPCA accumulated a rise of 4.9% in 12 months up to September, slightly above the target, driven by underlying services and administered adjustments, such as energy and health plans. The inflation of industrial goods continued to show moderation, reflecting the drop in commodity prices and a relatively stable exchange rate. The job market remained tight, with an unemployment rate of 5.6% 3Q25, the lowest level in the historical series, supporting real wage growth and household consumption. GDP is expected to grow by about 0.6% in 3Q25, driven by services and the agricultural sector, while the industry continues to recover gradually. On the other hand, the fiscal policy remained at the center of the debate: the primary accumulated deficit over 12 months reached 0.8% of GDP, reflecting an increase in mandatory expenses and disappointment in revenue from state-owned companies’ dividends. The government sought to offset part of this imbalance with targeted revenue measures and expenses cuts, but the perception of fiscal risk still limits the room for a more significant decrease in interest rates.

In Europe, 3Q25 was marked by the maintenance of a restrictive monetary policy and consolidation of a scenario of moderated inflation, although still above the target. The European Central Bank kept the interest rate at 2.0%, highlighting that disinflation has been progressing, but this process still requires caution. Inflation in the eurozone dropped to 2.2% in September, after reaching 2.5% in July, reflecting the slowdown in energy and food prices. Wages showed a faster cooling than expected, helping to anchor inflation expectations for 2026 close to the 2.0% target. In terms of activity, the eurozone’s GDP grew 0.4% in 3Q25, driven by the gradual recovery of domestic demand in Germany and the fiscal investment package in infrastructure, which continued to support the construction industry and the renewable energy sector. Still, the block remains vulnerable to external shocks, especially to trade disputes with the United States. The threat of new tariffs on European vehicles and chemical products remains on the radar, potentially causing a significant impact on the statement of financial position of the continent.

In the United States, 3Q25 marked a turning point in monetary policy, with the Federal Reserve implementing the first interest rate cut since December 2024. The Fed Funds rate was reduced by 0.25 percentage points, to a range between 4.00% and 4.25%, in a unanimous decision that reflected the assessment that the risks of keeping the policy too tight outweighed those of a premature easing. The job market showed new signs of moderation, with an unemployment rate of 4.3% in August and net job creation below expectations.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Comments on performance

Inflation continued to decline, with the 12-month CPI at 2.9% and the core at 3.1%, reinforcing the perception that the disinflation process is underway, although it still depends on a slowdown of consumption. GDP grew by 0.5% in 3Q25, maintaining a trend of moderate expansion, with household consumption and corporate investments showing some loss of momentum. Despite the interest rate cut, the yield curve of Treasuries remained inverted, reflecting the view that the Fed may continue to gradually reduce interest rates throughout 2026. In the commercial plan, the U.S. government intensified its tariff policy, raising taxes on imports from Brazil, China, and the European Union, with the stated goal of protecting strategic sectors and reducing external dependencies. These measures increased the risk of retaliation and heightened uncertainty about global supply chains. Still, the U.S. economy maintained solid fundamentals, with converging inflation, resilient consumption, and a stabilized housing market.

China went through the 3Q25 facing the challenge of reversing the deflationary situation and reviving the real estate market, which is still marked by low confidence and excess inventory. China’s GDP grew 4.5% year-on-year, slightly below the pace observed at the beginning of the year, with a slowdown in domestic consumption and exports pressured by weak global demand. The CPI recorded a negative change of 0.3% in September, while the PPI dropped 2.3%, signaling that deflationary pressures remain widespread. The central government adopted new fiscal and monetary policy, including credit expansion through state banks and increased investments in infrastructure, especially in coastal provinces. However, the response from the private sector remains limited by distrust in the real estate sector, where sales continue to decline and residential property prices have decreased in more than 70% of the monitored cities. On the external front, the partial reduction of tariffs imposed by the United States on Chinese products, now averaging 30%, helped to ease industrial exports, which grew by 2.1% in the 3Q25.

Business performance

In the 3Q25, in the Financial Advisory area, we continued to feel the impacts of the restrictive monetary policy and uncertain fiscal and political scenario on our activities. Although we have still achieved a healthy revenue level, we announced three transactions in the area, which were: i) the advisory to Banese in the agreement with Mongeral Aegon (MAG) for the marketing and distribution of insurance products; ii) the advisory to the board of directors of Cosan for the capital increase through new shares; iii) and in the advisory to Kovr Seguradora regarding its sale to the company’s executives. We emphasize that we are still working with a very diversified and large portfolio, but that, given the adversities in the international trade scenario and the challenges in the local economy mentioned above, is becoming more difficult to convert transactions.

The Capital Markets area maintained a sound activity during the 3Q25, taking advantage of the strong demand from issuers for debt products, especially incentivized products in our case, as well as a strong demand among fixed income investors for the primary market.  The area structured 8 debt operations, including CRIs, CRAs, Debentures, and FIDCs, totaling a volume of R$ 1.7 billion in issues in the period.

The Treasury area for clients (Treasury Sales & Structuring) recorded a robust result, driven by strong debt issuance activity in the primary market during the period, as well as the maintenance of risk management activities for clients. In 3Q25, the volume traded in derivatives and foreign exchange reached R$ 7.9 billion.

At BR Partners Banco de Investimento S.A. (“Bank”), the Company continued promoting the asset portfolio, while investing in products originated by the Capital Markets area, and ended the 3Q25 with a portfolio of R$ 3.6 billion in private securities and Bridge Loans. It is important to point out that 100% of this portfolio is made up of securities from companies for which BR Partners acts as a debt structurer, and therefore it thoroughly analyzes the risk of each issuer.

The Wealth Management area continues with healthy activity and finding growth opportunities, with the prospecting and onboarding of new clients. At the end of September 2025, the assets under management reached R$ 5.9 billion, accounting for an increase of 25% compared to the end of September 2024.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Comments on performance

In addition to the operational context, on September 17, 2025, negotiations for the Level II American Depositary Receipt (“ADR”) program began on Nasdaq Inc., backed by four (4) units listed on B3 (“BRBI11”). Therefore, the Company continues its listing on B3 (Brazil) and has begun to be listed on the North American stock market through American Depositary Receipts (ADRs), via a ticker (Nasdaq: BRBI), denominated in US dollars, with trading and settlement mechanisms compliant with Nasdaq regulations, as well as local legislation and oversight.

It is worth highlighting that the Level II ADR program does not grant any offer of shares or any increase in the Company’s share capital or fundraising.

Consolidated financial performance

Despite the still challenging macroeconomic scenario, total revenues reached R$ 133.3 million in 3Q25, compared to R$ 157.7 million in 3Q24, reflecting a negative change of 15.5%. Net income reached R$ 42.2 million, compared to R$ 50.1 million in the 3Q24, accounting for a -15.8% decrease over the previous year. The return on shareholders’ equity was 20.9%. The Company ended the year with shareholders’ equity of R$ 809.6 million.

Policy on reinvestment and distribution of dividends

The Company does not have a formal policy on reinvestment by its shareholders; all reinvestments verified thus far were deliberated by the shareholders at the AGM/EGM.

The Company’s dividend policy provides for the annual distribution of the mandatory minimum dividend of 25%. However, the Company intends to remunerate its shareholders according to the calculation of the profits earned during the year, making its best efforts to distribute dividends at a higher percentage that established by current legislation.

Social initiatives

The Company supports, through tax incentive laws, non-governmental organizations with projects mainly related to health, education, sports, diversity and gender equity.

Relationship with independent auditors

Pursuant to the provisions of CVM Resolution 162/22 of the Brazilian Securities and Exchange Commission, the Company has an established policy and process for hiring an independent audit, considering aspects of transparency, compliance, objectivity and independence. Furthermore, aspects of potential conflicts of interest when engaging the same audit company for services of other natures are assessed to mitigate risks of loss of independence or objectivity in the performance of its activities. Information related to audit company fees is made available annually in our Reference Form.

Executive Board

Accountant

Hideo Antonio Kawassaki

CRC 1SP 184007/O-5

The Capital Market maintained a sound activity during the quarter, taking advantage of the stronger demand for

KPMG Auditores Independentes Ltda.

Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A - 04711-904 - São Paulo/SP - Brazil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brazil

Telephone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

Independent auditors’ report on the condensed parent company and consolidated interim financial information

To

The Shareholders and Board of Directors of

BRBI BR Partners S.A. (formerly known as “BR Advisory Partners Participações S.A.”)

São Paulo - SP

Introduction

We have reviewed the condensed parent company and consolidated interim financial information of BRBI Partners S.A. (“Company”), formerly known “BR Advisory Partners Participações S.A.”, contained in the Quarterly Information – ITR Form for the quarter ended September 30, 2025, which comprise the statements of financial position as of September 30, 2025, the statements of profit or loss and comprehensive income for the three and nine-month period then ended, of changes in shareholder’s equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation and presentation of this parent company and consolidated condensed interim financial information in accordance with CPC 21(R1) and international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), as well as for the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on these condensed parent company and consolidated interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Conclusion on the condensed parent company and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed parent company and consolidated interim financial information as of September 30, 2025 is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of Value Added

The condensed parent company and consolidated interim financial information includes the parent company and consolidated statements of value added for the nine-month period September 30, 2025, prepared under the responsibility of Company’s management and presented as supplementary information for IAS 34 purposes. These statements have been submitted to review procedures performed together with the review of the quarterly financial statements to conclude whether they are reconciled to the condensed parent company and consolidated interim financial information and accounting records, if applicable, and whether their form and content are in accordance with the criteria set by Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, we are not aware of any fact that leads us to believe that these statements of value added have not been prepared, in all material respects, according to the requirements of this Standards and in a manner consistent with the condensed parent company and consolidated interim financial information taken as a whole.

São Paulo, November 6, 2025

RC

KPMG Auditores Independentes Ltda.

CRC 2SP-014428/O-6

Original report is Portuguese signed by

Marco Antonio Pontieri

Accountant CRC 1SP153569/O-0

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Condensed statements of financial position as of September 30, 2025 and December 31, 2024

(In thousands of reais)

		Parent Company		Consolidated
	Notes	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Assets
Cash and cash equivalents	4	2	2	516,143	575,235
Financial assets at fair value through profit or loss	5(a)	123,221	117,895	10,849,875	9,273,217
- Government bonds		-	-	10,404,623	8,684,734
- Private securities		-	-	313,052	405,612
- Investment fund quotas		123,221	117,895	132,200	182,871
Financial assets at fair value through other comprehensive income	5(b)	-	-	3,086,942	2,379,657
- Private securities		-	-	1,324,110	1,063,568
- Investment fund quotas		-	-	1,762,832	1,316,089
Derivative financial instruments	6(a)	1,744	-	1,052,621	1,071,190
Financial asset at amortized cost	7a	-	-	1,280,989	1,576,438
- Loans		-	-	306,956	346,523
- Other financial assets at amortized cost		-	-	974,033	1,229,915
Dividends receivable		-	11,105	-	-
Other assets		809	54	25,021	27,260
Deferred tax assets	17(b)	4,964	3,060	83,949	95,639
Equity-accounted investees	9	832,243	696,170	-	-
Property, plant and equipment		-	-	45,689	42,329
Intangible assets		-	-	13,085	15,522
Total assets		962,983	828,286	16,954,314	15,056,487

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Condensed statements of financial position as of September 30, 2025 and December 31, 2024

(In thousands of reais)

		Parent Company		Consolidated
	Notes	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Liabilities
Financial liabilities at amortized cost	11	-	-	15,597,417	13,664,510
- Repurchase agreements		-	-	9,630,683	8,056,208
- Client deposits		-	-	1,941,813	2,627,471
- Funds from securities issued		-	-	3,227,221	1,841,558
- Other financial liabilities		-	-	797,700	1,139,273
Derivative financial instruments	6a	-	-	264,175	317,315
Amounts payable		130,552	2,739	86,754	93,253
- Suppliers		297	237	2,689	16,022
- Other amounts payable	10	130,255	2,502	84,065	77,231
Taxes payable		175	117	18,077	12,806
Current tax liabilities		-	-	8,036	15,914
Deferred tax liabilities	17b	22,651	20,840	170,250	148,099
Total liabilities		153,378	23,696	16,144,709	14,251,897

Shareholders’ equity
Capital	12a	674,940	674,940	674,940	674,940
Capital reserves		(30,193)	(30,193)	(30,193)	(30,193)
Profit reserves		81,049	169,245	81,049	169,245
Other comprehensive (loss)		(8,932)	(9,402)	(8,932)	(9,402)
Retained earnings		92,741	-	92,741	-
Total shareholders’ equity		809,605	804,590	809,605	804,590
Total liabilities and shareholders’ equity		962,983	828,286	16,954,314	15,056,487

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Condensed statements of profit or loss for the three and nine-month period ended September 30

(In thousands of reais)

		Parent Company				Consolidated
		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	Notes	09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Interest revenues and gains on financial instruments		364	-	12,239	10,590	4,902,330	1,779,785	9,868,149	4,894,833
Interest expenses and (losses) on financial instruments		(3,462)	(388)	(5,170)	(218)	(4,840,275)	(1,726,559)	(9,698,917)	(4,734,451)
Net interest revenue (expense) and gains (losses) on financial instruments	14	(3,098)	(388)	7,069	10,372	62,055	53,226	169,232	160,382

Revenues from rendering of services		-	-	-	-	71,232	104,503	230,830	276,960
Total service revenues	13	-	-	-	-	71,232	104,503	230,830	276,960

Total revenues/(expenses)		(3,098)	(388)	7,069	10,372	133,287	157,729	400,062	437,342

Personnel expenses		(150)	(1,326)	(2,568)	(4,255)	(26,243)	(32,061)	(95,075)	(109,076)
Administrative expenses	15	(2,336)	(819)	(8,039)	(1,616)	(31,404)	(43,879)	(79,054)	(98,738)
Tax expenses	16	-	-	-	-	(10,213)	(14,723)	(31,807)	(35,899)
Reversal/(provision) due to expected credit losses		-	-	-	-	(839)	(1395)	(12,303)	51
Other revenues		-	-	-	2	548	216	1,617	672
Other expenses		(36)	-	(619)	(541)	(775)	(473)	(972)	(1,571)
Operating expenses		(2,522)	(2,145)	(11,226)	(6,410)	(68,926)	(92,315)	(217,594)	(244,561)

Profit/(loss) before income tax		(5,620)	(2,533)	(4,157)	3,962	64,361	65,414	182,468	192,781

Equity in net income of subsidiaries	9	47,707	52,520	134,603	151,110	-	-	-	-
Profit before income tax		42,087	49,987	130,446	155,072	64,361	65,414	182,468	192,781

Income taxes	17(a)	137	132	93	(3,526)	(22,137)	(15,295)	(51,929)	(41,235)
Profit for the period		42,224	50,119	130,539	151,546	42,224	50,119	130,539	151,546

Profit attributable to the Company’s shareholders						42,224	50,119	130,539	151,546
Profit attributable to common shares						26,884	31,910	83,112	96,486
Earnings (loss) per common share						0.13	0.16	0.41	0.48
Profit attributable to preferred shares						15,340	18,209	47,427	55,060
Earnings per preferred share						0.13	0.16	0.41	0.48

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Condensed statements of changes in shareholders’ equity for the nine-month period ended September 30

(In thousands of reais)

	Parent Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit for the period	42,224	50,119	130,539	151,546	42,224	50,119	130,539	151,546

Items that are or may be reclassified subsequently to profit (loss):	(1,963)	(2,053)	470	(2,946)	(1,963)	(2,053)	470	(2,946)

Fair value through other comprehensive income (FVOCI)
- Adjustment to fair value	(4,123)	(3,860)	315	(6,129)	(4,123)	(3,860)	315	(6,129)
- Tax effect	1,855	1,738	(142)	2,759	1,855	1,738	(142)	2,759
Foreign operations - foreign currency translation differences	305	69	297	424	305	69	297	424

Comprehensive income attributable to:
Company’s shareholders	40,261	48,066	131,009	148,600	40,261	48,066	131,009	148,600

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Consolidated statements of changes in shareholders’ equity for the nine-month period ended September 30

(In thousands of reais)

			Profit reserve		Other comprehensive income
	Share capital	Capital reserve	Legal	Other profit reserves	Equity valuation adjustments	Cumulative translation adjustment	Retained earnings	Total shareholders’ equity
December 31, 2023	674,940	(30,193)	45,003	135,314	(3,527)	(720)	-	820,817
Profit for the period	-	-	-	-	-	-	151,546	151,546
Other comprehensive income (loss)	-	-	-	-	(3,370)	424	-	(2,946)
Interim dividends paid	-	-	-	(78,748)	-	-	(31,499)	(110,247)
Additional dividends paid - 2023	-	-	-	(12,599)	-	-	-	(12,599)
September 30, 2024	674,940	(30,193)	45,003	43,967	(6,897)	(296)	120,047	846,571

December 31, 2024	674,940	(30,193)	54,686	114,559	(9,030)	(372)	-	804,590
Profit for the period	-	-	-	-	-	-	130,539	130,539
Other comprehensive income	-	-	-	-	173	297	-	470
Interim dividends paid- 2025	-	-	-	(69,297)	-	-	(37,798)	(107,095)
Additional dividends paid - 2024	-	-	-	(18,899)	-	-	-	(18,899)
September 30, 2025	674,940	(30,193)	54,686	26,363	(8,857)	(75)	92,741	809,605

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Condensed statements of cash flows for the nine-month period ended September 30

(In thousands of reais)

	Parent Company		Consolidated
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Cash flows from operating activities
Proft for the period	130,539	151,546	130,539	151,546
Adjustments for:
Effect of changes in exchange rates on cash and cash equivalents	-	-	(23,921)	(50,515)
Impairment losses	-	-	12,303	(51)
Depreciation and amortization	-	-	7,348	6,037
Deferred taxes	(93)	3,526	33,841	14,700
Provision for contingencies	-	-	107	126
Share of profit of equity-accounted investees	(134,604)	(151,111)	-	-
Interest expenses - subordinated financial bills	-	-	67,172	10,057
Adjusted net income	(4,158)	3,961	227,389	131,900
Change in:
Financial assets at fair value through profit or loss	(5,326)	(16,371)	(1,576,658)	(1,398,242)
Derivative financial instruments	(1,744)	-	(34,571)	(417,395)
Financial assets at amortized cost
- Loans	-	-	27,264	71,011
- Other financial assets at amortized cost	-	-	255,882	(3,523)
Financial assets at fair value through other comprehensive income	-	-	(706,815)	(584,396)
Other assets	(756)	(141)	2,239	(4,443)
Amounts payable – Suppliers	60	(494)	(13,333)	20,591
Financial liabilities at amortized cost
- Repurchase agreements	-	-	1,574,475	1,545,551
- Client deposits	-	-	(685,658)	(20,555)
- Debt issued and others	-	-	1,212,423	459,310
- Other financial liabilities	-	-	(341,573)	(99,518)
Amounts payable - associated companies	-	(6,568)	-	-
Taxes payable	58	(5)	24,628	12,804
Other amounts payable	90,307	50,746	(31,743)	(33,103)
Cash generated by (used in) in operating activities	78,441	31,128	(66,051)	(320,008)
Income tax and social contribution paid	-	-	(27,235)	(26,515)
Net cash generated (used in) operating activities	78,441	31,128	(93,286)	(346,523)
Cash flows from investing activities
Payment of capital in equity-accounted investees	(1,000)	-	-	-
Dividends received	11,105	12,970	-	-
Acquisition of property, plant and equipment for use	-	-	(1,127)	(3,466)
Cash generated (used in) investment activities	10,105	12,970	(1,127)	(3,466)
Cash flows from financing activities
Payment of interest from subordinated financial bills	-	-	(38,232)	(3,545)
Payment of lease liabilities	-	-	(6,122)	(4,758)
Issuance of subordinated financial bills	-	-	144,300	372,900
Interim dividends paid	(88,546)	(44,098)	(88,546)	(44,098)
Cash generated by (used in) in financing activities	(88,546)	(44,098)	11,400	320,499

Increase (decrease) in cash and cash equivalents	-	-	(83,013)	(29,490)
Cash and cash equivalents at the beginning of the period	2	2	575,235	287,188
Effect of changes in exchange rates on cash and cash equivalents	-	-	23,921	50,515
Cash and cash equivalents at the end of the period	2	2	516,143	308,213
Increase (decrease) in cash and cash equivalents	-	-	(83,013)	(29,490)

Supplementary information of operating cash flows
Interest received	-	-	908,421	864,752
Interest paid	-	-	(858,781)	(942,826)

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Condensed statements of value added for the nine-month period ended September 30

(In thousands of reais)

	Parent Company		Consolidated
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Revenues	12,239	10,592	10,088,293	5,172,516
Financial intermediation	12,239	10,590	9,868,149	4,894,833
Rendering of services	-	-	230,830	276,960
Impairment losses	-	-	(12,303)	51
Other	-	2	1,617	672

Financial expenses	(5,170)	(218)	(9,698,917)	(4,734,451)

Inputs acquired from third parties	(8,659)	(2,158)	(68,967)	(91,439)
Materials, energy and others	(1,947)	(1,616)	(34,996)	(26,233)
Outsourced services	(6,093)	-	(32,999)	(63,645)
Other operating expenses	(619)	(542)	(972)	(1,561)

Gross value added	(1,590)	8,216	320,409	346,626

Depreciation and amortization	-	-	(7,348)	(6,037)

Net value added produced by the Company	(1,590)	8,216	313,061	340,589

Value added received as transfer	134,603	151,110	-	-
Equity in net income of subsidiaries	134,603	151,110	-	-

Total value added payable	133,013	159,326	313,061	340,589

Distribution of value added	133,013	159,326	313,061	340,589

Personnel	2,244	3,367	80,514	89,583
Direct remuneration	1,852	2,953	67,542	76,644
Benefits	378	331	10,724	9,196
FGTS (severance indemnity fund)	14	83	2,248	3,743

Taxes, duties and contributions	230	4,413	98,296	96,627
Federal	230	4,413	87,017	82,970
Municipal	-	-	11,279	13,657

Third-party capital remuneration	-	-	3,712	2,833
Rents	-	-	3,712	2,833

Remuneration of equity capital	130,539	151,546	130,539	151,546
Retained earnings	92,741	120,047	92,741	120,047
Interim dividends	37,798	31,499	37,798	31,499

See the accompanying notes to the condensed individual and consolidated interim financial statements.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

1.	Operations

BRBI BR Partners S.A. (“Company” or “Parent Company”, and jointly with subsidiaries, “BR Partners Group” or “Group”), formerly “BR Advisory Partners Participações S.A.” is a publicly-held corporation, headquartered at Avenida Brigadeiro Faria Lima nº 3.732 – 28º floor, in the city of São Paulo, State of São Paulo, and shares traded in units on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”), under the ticker BRBI11. Each unit of ownership consists of 2 preferred shares and 1 common share of the Company.

The Company is engaged in investing in other companies, domestic or foreign, as a partner, unitholder or shareholder and management of our own assets. Its control is exercised by BR Partners Holdco Participações S.A. (“Holdco”), which represents 35.59% of the common shares and 29% on September 30, 2025 (55.01% at December 31, 2024) of the Company’s total share capital.

On March 21, 2025, BR Advisory Partners Participações S.A. changed its name to BRBI BR Partners S.A.

On August 29, 2025, BR Partners Holdco Participações S.A. - the parent company of the Company - completed the process of partial spin-off of its investments in the subsidiary, resulting in a change in its shareholding in the Company from 55.01% to 29%, without any change in the previously exercised share control.

The Group is part of a context of businesses related to investment banking, capital markets, treasury for clients, investments and wealth management.

2.	Preparation basis and presentation of condensed interim financial information

a.	Statements of conformity regarding the IFRS and Accountant Statements Committee - CPC rules

The condensed parent company and consolidated interim financial information was prepared in accordance with Technical Pronouncement CPC 21 (R1) – “Interim Financial Reporting”, issued by the Accounting Pronouncement Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All material information specific to the condensed parent company and consolidated interim financial information, and only thereto, is being ascertained, and corresponds to the information used by Management in managing the company.

The information regarding the basis for the preparation and presentation of the condensed parent company and consolidated interim financial information, as well as summary of material accounting policies did not undergo material changes in relation to those disclosed in the Company’s parent company and consolidated financial statements for the year ended December 31, 2024, which should be read together.

The Company’s condensed interim financial information was approved by the Board of Directors on November 6, 2025.

b.	Functional and presentation currency

The condensed parent company and consolidated interim financial information is presented in thousands of Reais, which is the Company’s functional currency.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Transactions in foreign currencies are converted into functional currency by using foreign exchange rates prevailing on the transaction or valuation dates when the items are remeasured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statements of profit or loss in the “Interest revenues and gains on financial instruments” or “Interest expenses and (losses) on financial instruments” captions.

Exchange gains and losses resulting from the settlement of those transactions and from the conversion at each period-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in condensed parent company and consolidated interim financial information as interest revenues or expenses and gains on financial instruments. For investments abroad that have a functional currency other than the Real, the effects of the translation are recorded in shareholders’ equity under “Other Comprehensive Income”.

c.	Condensed interim financial information

In the process of interim financial information consolidation, equity interests, asset and liability account balances, revenues, expenses and intercompany unrealized income were eliminated.

We highlight the subsidiaries (direct and indirect) included in the condensed parent company and consolidated interim financial information:

			% interest
	Line of business	Country	09/30/2025 (1)	12/31/2024 (1)
Direct subsidiaries
BR Partners Assessoria Financeira Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Gestão de Recursos Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Participações Financeiras Ltda.	Financial holding company	Brazil	99.99	99.99
BR Partners Mercados de Capitais Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria em Soluções de Capital Ltda.(3)	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria Financeira Rio de Janeiro Ltda. (4)	Rendering of Services	Brazil	100	-
Indirect subsidiaries
BR Partners Banco de Investimento S.A.	Investment bank	Brazil	99.99	99.99
BR Partners Europe B.V.	Rendering of Services	Netherlands	100	100
BR Partners Corretora de Seguro Ltda.	Rendering of Services	Brazil	99.99	99.99
Investment funds (2)
Total Fundo de Investimento Multimercado Investimento no Exterior - Crédito Privado	Investment fund	Brazil	100	100
BR Partners Capital	Investment fund	Cayman	100	100

(1)	Percentages below 100% refer to the interest of BR Partners Holdco Participações S.A. (Holding).

(2)	Investment funds in which the Group substantially assumes or retains risks and rewards were consolidated.

(3)	On June 16, 2025, the name of BR Partners Assessoria em Reestruturação Ltda. was changed to BR Partners Assessoria em Soluções de Capital Ltda.

(4)	Company established in the third quarter of 2025, headquartered in Rio de Janeiro, whose business purpose is providing consulting services in business management.

d.	Use of estimates and judgments

In the preparation of this condensed parent company and consolidated interim financial information, Management used judgments and estimates that affect the Group’s application of accounting policies and amounts reported of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a continuous basis. Revisions to estimates are recognized prospectively and information on judgments is continuously reviewed by an annual basis by the Management areas.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Fair value of financial instruments

Financial instruments recorded at fair value in our parent company and consolidated financial statements are mainly comprised by financial assets measured at fair value through profit or loss, including derivatives and financial assets measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date.

Financial instruments are categorized within a hierarchy based on the lowest level of information, which is significant for measuring fair value. For instruments classified as Level 3, we use our own judgment to arrive at the fair value measurement.

We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes.

Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive. Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments please, see Note 20.

3.	Risk management

In the normal course of its operations, the Group is exposed to several financial risks, which are divided into: market, credit, liquidity and capital management. The Group’s risk management policies aim to define a set of principles, guidelines and responsibilities that guide activities relevant to risk management, in line with the business strategy of companies that are part of the BR Partners Group. These risks rely on a policy framework and the following committees: Risk and Compliance Committee, Credit Committee, Risk Committee and the Assets & Liabilities Committee (ALCO) and Underwriting Committee, observing their responsibilities and duties. For the effectiveness of risk management, the framework provides for the identification, assessment, monitoring, control, mitigation and correlation between risks. Limits are monitored by the Risk Management area. The Risk Management area reports directly to the Executive Board, therefore acting independently from the business areas.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

a.	Operating limits

Capital is managed by BR Partners Group Management and aims to ensure that the analysis of capital sufficiency (Basel ratio) is performed in an independent and technical manner, considering existing risks and those included in strategic planning.

Consolidated (1)	09/30/2025	12/31/2024
Reference Equity (PR) - (a)	1,335,765	1,077,498
Level I	1,067,665	833,550
Principal capital	698,535	613,508
Complementary capital	369,130	220,042
Level II	268,100	243,948
Subordinated Financial Bills Eligible for Capital	268,100	243,948
Total risk-weighted exposure - (b)	6,560,811	5,992,233
Credit risk	3,787,095	3,812,736
Market risk	2,213,444	1,750,868
Operating risk(2)	560,272	428,629
Basel Ratio (3) - (a/b)	20.4%	17.9%
Tier I Capital	16.3%	13.9%
Tier II Capital	4.1%	4.0%

(1)	The information belongs to BR Partners Banco de Investimento S.A., which follows the regulations of the Brazilian Central Bank for calculating the Basel Ratio.

(2)	BCB Resolution 356 of November 28, 2023, together with BCB Normative Instruction 479 of June 12, 2024, established a new methodology for calculating the portion of risk-weighted assets (RWA) relating to the capital required for operational risk (RWA), using a standardized approach, as of January 1, 2025. The calculation of this risk portion, which specifies the minimum capital needed to cover the financial institution’s operational risk, considers elements of revenues and expenses, turnover and the internal loss multiplier. The new approach resulted in an increase of R$ 320,619 in operational risk compared to the amount calculated according to the previous methodology – the effect of which will be phased in at a rate of ¼ until December 31, 2027, in accordance with the option provided for in Art. 19 of BCB Res. 356.

(3)	BR Partners Banco de Investimento S.A. is subject to the new regulations introduced by CMN Resolution 4966/21 of the National Monetary Council (CMN) and BCB Resolution 352/23 of the Brazilian Central Bank. These resolutions introduce new concepts and criteria applicable to financial instruments, which must be followed by financial institutions and other institutions authorized to operate by the Brazilian Central Bank (BACEN). The new BACEN resolutions, effective since January 1, 2025, resulted in an effective reduction of approximately R$ 4 million in the Reference Equity.

In the period ended September 30, 2025 and year ended December 31, 2024, the limits are classified according to the minimum amount required by the Brazilian Central Bank (minimum required is 10.5%).

b.	Market Risk

Market risk is defined as the possibility of incurring losses due to adverse fluctuations in prices, market rates, shares and commodities in the Group’s portfolio positions. Market risk management is defined as the continuous process of identifying, measuring, evaluating, mitigating, monitoring and reporting exposures arising from positions held in foreign exchange, interest rates, shares and commodities, with the objective of keeping them within the regulatory and management limits that are established in the respective internal committees and reported to the Executive Board.

i.	Market risk management

The Group segregates its exposure to market risk between the Trading and Banking portfolios. The Trading portfolio includes proprietary positions, which are represented by financial instruments (assets and liabilities) managed based on fair value. The banking portfolio is predominantly characterized by banking business operations and related to the management of the Group’s active (securities) and passive (funding) financial instruments.

The Assets and Liabilities Committee (“ALCO”) is responsible for setting limits for each type of risk in aggregate and by type of portfolio, mitigating and preventing exposure to market risk. The market risk policy, reviewed annually, defines the market risk management framework.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

ii.	Market risk exposures – Trading portfolio

The main types of risk in this portfolio are exchange rates, interest rates, price indices and inflation rates. The tool used to measure and control exposure to market risk in the Group’s trading portfolio is Value-at-Risk (“VaR”). The VaR of a trading portfolio is the estimated maximum loss that can occur with a specified probability (confidence level) over a given period, considering adverse market changes. The VaR model used by the Group is parametric, based on a 99% confidence level for daily losses.

The VaR model used is based on a parametric approach, with daily volatilities calculated for each risk factor using the EWMA (“Exponentially Weighted Moving Average”) methodology, applying a Lambda factor of 0.96 (based on an effective period of 126 observations). Furthermore, the correlation between the daily returns of the risk factors is calculated, resulting in the creation of a correlation matrix that is applied to calculate the portfolio’s VaR.

Although VaR is an important tool for measuring market risk, the assumptions on which the model is based have some limitations, including:

-	The use of volatilities and correlations based on historical data to predict the future behavior of risk factors may not provide accurate results, especially if there is insufficient data from periods of intense volatility in the financial markets;

-	A 99% confidence level does not reflect losses that can occur beyond this level. Even within the model used, there is a 1% probability that losses could exceed the calculated VaR;

-	VaR is calculated at the end of the day and does not reflect exposures that may arise on positions during the trading day.

The general structure of VaR limits is subject to review and approval by ALCO and is measured daily to ensure proper monitoring of market risk. Monthly reports are submitted to ALCO for approval and backtesting is also carried out to validate the calculated models.

Presentation of Values at Risk (in the period/year) - Trading Portfolio

	Closing
(In thousands of reais)	09/30/2025	12/31/2024
- Interest rate	260	177
-Price Index / Inflation Rate	574	541
- Foreign currency	228	113
-Other	220	180
Total with no correlation	1,282	1,011
Total with correlation	584	696

iii.	Market risk exposures – Banking portfolio

The main risk to which the Banking portfolio is exposed is the risk of loss due to fluctuations in future cash flows or in the fair value of financial instruments due to a change in market interest rates, price indices and inflation rates. ALCO is the committee responsible for monitoring and complying with the daily limits for this portfolio.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Banking portfolio risks are calculated based on the contractual cash flows of eligible financial instruments, using the Delta NII methodology, as established by the regulator. The sensitivity analysis for instruments in the Banking portfolio subject to market risk starts with the classification of exposures by risk factors. The Group applies parallel shocks to the respective yield curves as a sensitivity analysis methodology, monitoring the behavior of exposures and the gaps of each risk factor. The methodology used to define the reasonably possible changes in risk factors for a period of 1 year considers probability intervals of 95% and 99%, based on a historical period of 10 years for each risk factor. Aiming to analyze sensitivity, possible stress scenarios were defined, the shocks of which were applied to the operations contained in the Banking portfolio, considering the changes that would negatively affect the Group’s positions, based on market data on the respective dates.

The shocks used in each scenario are described below (Delta NII in thousands of reais):

Interest rate

The risk factors relate to financial instruments (assets and liabilities) that are sensitive to changes in interest rates. The shocks were calculated considering the cash flows of these financial instruments.

●	Scenario 1: +11 bp (0.1% p.a.) in the interest rate in reais.

●	Scenario 2: +54 bp (0.5% p.a.) in the interest rate in reais.

●	Scenario 3: +69 bp (0.7% p.a.) in the interest rate in reais.

	09/30/2025			12/31/2024
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	390	1,851	2,357	2,925	13,888	17,690
Total	390	1,851	2,357	2,925	13,888	17,690

Price Index/Inflation Rate

These are exposures sensitive to changes in coupon rates related to price indices and inflation rates. The shocks were calculated on the cash flows of the financial instruments (assets and liabilities).

●	Scenario 1: +20 bp (0.2% p.a.) in the price index/inflation rate in Reais.

●	Scenario 2: +57 bp (0.6% p.a.) in the price index/inflation rate in Reais.

●	Scenario 3: +83 bp (0.8% p.a.) in the price index/inflation rate in Reais.

	09/30/2025			12/31/2024
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	5,007	14,112	20,621	4,444	12,527	18,304
Total	5,007	14,112	20,621	4,444	12,527	18,304

c.	Credit risk

Credit risk is defined as the possibility of losses associated with the failure, on the part of the borrower or counterparty, to meet their respective financial obligations under the agreed-upon terms, devaluation of the credit agreement resulting from the deterioration in the classification of the borrower’s risk, reduction of gains or remuneration, advantages granted in the renegotiation, and costs of recovery. Measurement and follow-up of exposure to credit risk includes all financial instruments capable of generating counterparty risk, such as private securities, derivatives, guarantees granted, and eventual risks of settlement of operations, among others.

The Group has an internal model to assign credit risk ratings to its clients, which considers their size, the nature and complexity of their operations and their risk profile. Accordingly, the main factors considered when constructing the internal rating include the business risk profile, financial risk profile and adjustment factors (financial policy, liquidity, influence of the economic group, etc.).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

The criteria adopted to characterize default include delays in the payment of principal or charges, deterioration in the credit rating of the counterparty according to internal criteria, based on the initial credit analysis of the counterparty, and other factors that may indicate a reduction in financial capacity to meet obligations under the agreed conditions, without the need to resort to guarantees. The estimates of losses due to default are based on the value at risk, the probability of default, and the expected losses from default, taking into account all recovery efforts.

d.	Liquidity risk

Liquidity risk is the possibility that the Group may not be able to efficiently meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses. Additionally, liquidity risk is the possibility that the Group may not be able to trade a position at market price due to its large size in relation to the usually traded volume, or due to market discontinuity. The liquidity risk controls aim to identify what the impacts on the Group’s cash would be given the application of adverse scenarios under liquidity condition. These impacts consider both internal and external factors of the Group. The Group’s cash is centrally managed by the Treasury area. The control of liquidity risk at BR Partners Group is carried out by the Risk area and the ALCO through tools such as the Liquidity Risk Contingency Plan, the Minimum Liquidity Reserve, control of cash depletion, daily assessment of operations with a term of less than 90 days, and the application of stress scenarios in the Group’s liquidity conditions.

Exposure to liquidity risk

We present below the contractual maturities of financial assets and liabilities. These amounts are gross and include accrual of contractual interest.

		Consolidated - Contractual cash flows
	Book value	≤03	03-12	01-03	>03	Projected
	09/30/2025	months	months	years	years	balance
Financial assets
- Cash and cash equivalents	516,143	516,143	-	-	-	516,143
- Financial assets at fair value through profit or loss	10,849,875	9,337,009	177,665	715,697	1,153,975	11,384,346
- Financial assets at fair value through other comprehensive income	3,086,942	151,811	47,634	675,461	6,003,404	6,878,310
- Financial asset at amortized cost	1,280,989	924,022	-	232,454	467,972	1,624,448
Derivative financial instruments
- Swap	881,913	8,819	132,287	185,202	1,728,551	2,054,859
- NDF	97,304	86,601	4,865	4,865	-	96,331
- Options	67,107	3,355	-	89,923	-	93,278
- Futures	6,297	1,322	1,259	1,574	4,722	8,877
Total	16,786,570	11,029,082	363,710	1,905,176	9,358,624	22,656,592
Financial liabilities
- Suppliers	2,689	2,688	-	-	-	2,688
- Client deposits	1,941,813	582,544	582,544	990,325	19,418	2,174,831
- Debt issued and others	3,227,221	60,062	839,762	1,763,500	3,371,253	6,034,577
- Repurchase agreements	9,630,683	9,630,683	-	-	-	9,630,683
- Other financial liabilities	797,700	797,700	-	-	-	797,700
- Lease liabilities	33,607	2,041	3,699	20,346	22,812	48,898
Derivatives
- Swap	184,567	1,846	27,686	38,760	361,757	430,049
- NDF	60,540	53,881	3,027	3,632	-	60,540
- Options	6,393	320	-	8,568	-	8,888
- Futures	12,675	2,662	2,535	3,169	9,506	17,872
Total	15,897,888	11,134,427	1,459,253	2.828.300	3,784,746	19,206,726

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

		Consolidated - Contractual cash flows
	Book value	≤03	03-12	01-03	>03	Projected
	12/31/2024	months	months	years	years	balance
Financial assets
- Cash and cash equivalents	575,235	575,235	-	-	-	575,235
- Financial assets at fair value through profit or loss	9,273,217	8,068,272	275,465	235,103	1,635,851	10,214,691
- Financial assets at fair value through other comprehensive income	2,379,657	-	36,286	238,954	6,382,881	6,658,121
- Financial asset at amortized cost	1,576,438	1,229,914	-	-	784,705	2,014,619
Derivative financial instruments
- Swap	834,743	8,347	16,695	258,770	2,120,248	2,404,060
- NDF	196,358	159,050	31,417	9,818	-	200,285
- Options	18,817	10,726	8,844	-	-	19,570
- Futures	21,272	18,719	2,553	638	-	21,910
Total	14,875,737	10,070,263	371,260	743,283	10,923,685	22,108,491
Financial liabilities
- Suppliers	16,022	16,022	-	-	-	16,022
- Client deposits	2,627,471	630,593	1,261,186	1,103,538	26,275	3,021,592
- Debt issued and others	1,841,558	9,435	19,689	1,703,098	3,734,238	5,466,460
- Repurchase agreements	8,056,208	8,056,208	-	-	-	8,056,208
- Other financial liabilities	1,139,273	1,139,273	-	-	-	1,139,273
- Lease liabilities	29,441	1,662	6,466	17,758	19,732	45,618
Derivatives
- Swap	170,417	1,704	3,408	52,829	432,860	490,801
- NDF	107,118	86,766	17,139	5,355	-	109,260
- Options	17,837	10,167	8,383	-	-	18,550
- Futures	21,943	19,310	2,633	658	-	22,601
Total	14,027,288	9,971,140	1,318,904	2,883,236	4,213,105	18,386,385

e.	Foreign exchange risk

A summary of the Group’s exposure to foreign exchange risk is presented below, highlighting that the amounts in reais may differ from the figures presented in the condensed consolidated interim financial information.

	09/30/2025
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(72,710)	68,116	4,594	-
Derivatives
Swap	3,530	(3,530)	-	-
NDF	(39,269)	332,181	1,029	(293,941)
Options	12,363	(12,363)	-	-
Futures	92,207	(381,241)	(2,353)	291,387
Total	(3,879)	3,163	3,270	(2,554)

	12/31/2024
	R$ (Real)	US$ (Dollar)	€ (Euro)	¥ (Yen)
Foreign exchange exposure	(70,271)	62,629	7,642	-
Derivatives
Swap	50,905	(50,905)	-	-
NDF	(130,264)	144,805	-	(14,541)
Options	(19,671)	19,671	-	-
Futures	168,154	(178,357)	(4,017)	14,220
Total	(1,147)	(2,157)	3,625	(321)

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

4.	Cash and cash equivalents

Parent Company	09/30/2025	12/31/2024
Banks - Checking account and cash	2	2
Total	2	2

Consolidated	09/30/2025	12/31/2024
Banks - Checking account and cash	71	62
Balances with Brazilian Central Bank	33	380
Cash and cash equivalents in foreign currencies	47,044	27,936
Money market repurchase agreements(1)	468,995	546,857
Total	516,143	575,235

(1)	On September 30, 2025, and December 31, 2024, the repurchase agreements substantially had a resale date for October 1, 2025 and January 2, 2025, respectively.

5.	Financial instruments

a.	Financial assets at fair value through profit or loss

	Fair / book value
Parent Company	09/30/2025	12/31/2024
Investment fund quotas
- Investment fund quotas	123,221	117,895
Total	123,221	117,895

	Fair / book value
Consolidated	09/30/2025	12/31/2024
Government bonds (1)	10,404,623	8,684,734
- Financial Treasury Bills (LFTs)	364,165	354,910
- National Treasury Bills (LTN)	719,711	425,016
- National Treasury Notes (NTN-B)	8,154,620	7,843,046
- National Treasury Notes (NTN-F)	1,157,656	41,454
- Government bonds of foreign governments	8,471	20,308
Private securities (2)	313,052	405,612
- Certificates of Real Estate Receivables	66,623	152,762
- Certificates of Agribusiness Receivables	59,694	64,427
- Debentures	96,683	97,906
- Real Estate Credit Bill	90,052	90,517
Investment fund quotas	132,200	182,871
- Investment fund quotas	132,200	182,871
Total	10,849,875	9,273,217

b.	Financial assets at fair value through other comprehensive income

	Fair value/Book value
Consolidated	09/30/2025	12/31/2024
Private securities (2)	1,324,110	1,063,568
- Certificates of Real Estate Receivables	831,446	857,201
- Certificates of Agribusiness Receivables	40,496	30,012
- Rural Product Note	-	74,766
- Debentures	337,071	75,688
- Commercial Notes	115,097	25,901
Investment fund quotas	1,762,832	1,316,089
- Investment fund quotas	1,762,832	1,316,089
Total	3,086,942	2,379,657

(1)	Government bonds are under the custody of the Special Settlement and Custody System (SELIC) of the Brazilian Central Bank whose fair value was calculated by means of prices disclosed by ANBIMA – Brazilian Association of Financial Market and Capital Entities.

(2)	The Certificates of Real Estate Receivables, Certificates of Agribusiness Receivables, Rural Product Notes, Debentures, Real Estate Credit Certificates and Commercial notes are classified at Fair Value through Profit or Loss (“FVTPL”) or Fair Value through Other Comprehensive Income (“FVTOCI”) and they are registered with the Clearing House of Custody and Financial Settlement of Securities (“B3 S.A.”), the valuation of which is carried out by IPCA or CDI rate + fixed interest rate.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

6.	Derivative financial instruments

a.	Breakdown per index

	09/30/2025
Parent Company	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap
IPCA / Fixed rate x CDI	1,744	167,731	-	-
Total	1,744	167,731	-	-

There were no derivative financial instruments contracted by the Parent Company as of December 31, 2024.

	09/30/2025
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	881,913	11,331,540	(184,567)	5,196,641
IPCA x CDI	49,065	179,206	(7,804)	50,930
IPCA x Fixed rate	-	-	(268)	32,949
CDI X Dollar	6,935	201,600	-	-
CDI x IPCA	746,935	7,448,805	(134,451)	2,765,692
CDI x Fixed rate	68,404	1,515,265	(20,149)	1,393,475
CDI X CDI	995	1,042,965	-	-
Fixed rate x CDI	9,579	943,699	(21,895)	953,595
NDF (Non-deliverable Forwards)	97,304	1,746,070	(60,540)	1,483,813
Currency term	78,573	973,437	(52,982)	1,077,010
Dollar x Fixed rate	391	51,089	(52,818)	999,295
Fixed rate x Dollar	29,639	594,582	(138)	76,660
Fixed rate x Yen	48,543	327,766	-	-
Yen x Fixed rate	-	-	(26)	1,055
Forward commodities	18,731	772,633	(7,558)	406,803
Commodities	18,731	772,633	(7,558)	406,803
Options	67,107	226,658	(6,393)	241,192
Purchase of call option	64,770	62,583	-	-
Purchase of put option	2,337	164,075	-	-
Sale of call option	-	-	(104)	144,660
Sale of put option	-	-	(6,289)	96,532
Futures	6,297	2,126,771	(12,675)	5,386,983
Long position	1,746	1,923,996	(11,202)	3,164,677
DAP	177	282,356	(3,576)	2,340,362
DDI	275	214,195	-	-
DI1	771	788,170	(1)	86,217
DOL	519	638,232	-	-
Currencies - FX	-	-	(1,796)	343,479
Commodities – Domestic	-	-	(204)	66,324
Commodities - Abroad	4	1,043	(5,625)	328,295
Short position	4,551	202,775	(1,473)	2,222,306
DAP	7	12,694	-	-
DDI	-	-	(107)	91,516
DI1	1	134,072	(517)	1,183,283
DOL	-	-	(257)	221,186
IND	10	10,300	-	-
WDO	-	2,627	(588)	723,968
Currencies - FX	-	-	(4)	2,353
Commodities - Abroad	4,533	43,082	-	-
Total	1,052,621	15,431,039	(264,175)	12,308,629

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	12/31/2024
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	834,744	9,132,760	(170,417)	3,770,579
IPCA x CDI	41,009	357,838	(5,569)	44,280
CDI X Dollar	19,888	410,087	(7,318)	24,673
IPCA x Fixed rate	2,776	32,950	-	-
CDI x IPCA	638,920	6,608,426	(77,126)	2,455,378
CDI x Fixed rate	129,684	1,581,558	-	-
CDI x CDI	2,328	111,465	-	-
Fixed rate x CDI	139	30,436	(80,404)	1,246,248
NDF	196,357	5,048,660	(107,118)	2,411,536
Currency term	152,775	4,259,104	(70,332)	1,805,233
Dollar x Fixed rate	151,034	3,078,120	(560)	33,713
Fixed rate x Dollar	170	1,143,146	(68,657)	1,748,315
Euro x Fixed rate	-	-	-	177
Fixed rate x Yen	443	14,810	(1,115)	23,028
Yen x Fixed rate	1,128	23,028	-	-
Forward commodities	43,582	789,556	(36,786)	606,303
Commodities	43,582	789,556	(36,786)	606,303
Options	18,817	666,593	(17,837)	580,038
Purchase of call option	18,215	488,637	-	-
Purchase of put option	602	177,956	-	-
Sale of call option	-	-	(17,233)	293,696
Sale of put option	-	-	(604)	286,342
Futures	21,272	5,260,984	(21,943)	4,918,192
Long position	859	1,867,692	(19,530)	4,626,465
DAP	-	-	(11,655)	1,457,382
DDI	-	-	(151)	52,682
DI1	32	1,650,880	(2,526)	982,772
DOL	-	-	(4,940)	2,119,259
WDO	-	-	-	-
CCM	545	126,561	-	-
Commodities – Domestic	282	90,251	-	-
Commodities – Abroad	-	-	(258)	14,370
Short position	20,413	3,393,292	(2,413)	291,727
DAP	155	259,142	-	-
DDI	3,670	1,307,850	-	-
DI1	1,683	449,622	(10)	91,499
DOL	-	-	-	-
WDO	2,252	1,192,993	(583)	125,623
Currencies - FX	12,589	181,956	(1,025)	32,855
Commodities – Domestic	64	1,729	-	-
Commodities – Abroad	-	-	(795)	41,750
Total	1,071,190	20,108,997	(317,315)	11,680,345

Financial collateral given for derivative financial instrument transactions with B3 S.A. are represented by government bonds and totaled R$ 285,592 on September 30, 2025 (R$ 380,628 on December 31, 2024).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Comparison between the cost and fair value

	09/30/2025
Parent Company	Cost	Unrealized gains/(losses)	Credit risk adjustment	Fair value
Assets
Swap	(916)	2,660	-	1,744
Total	(916)	2,660	-	1,744

	09/30/2025
Consolidated	Cost	Unrealized gains/(losses)	Credit risk adjustment	Fair value
Assets
Swap	226,886	658,734	(3,707)	881,913
NDF	101,365	(3,643)	(418)	97,304
Options	61,468	5,944	(305)	67,107
Futures	6,297	-	-	6,297
Total	396,016	661,035	(4,430)	1,052,621
Liabilities
Swap	(361,879)	177,323	(11)	(184,567)
NDF	(60,700)	160	-	(60,540)
Options	(5,762)	(631)	-	(6,393)
Futures	(12,675)	-	-	(12,675)
Total	(441,016)	176,852	(11)	(264,175)

	12/31/2024
Consolidated	Cost	Unrealized gains/(losses)	Credit risk adjustment	Fair value
Assets
Swap	92,355	747,151	(4,762)	834,744
NDF	197,560	(44)	(1,159)	196,357
Options	10,771	8,213	(167)	18,817
Futures	21,272	-	-	21,272
Total	321,958	755,320	(6,088)	1,071,190
Liabilities
Swap	(311,850)	141,107	326	(170,417)
NDF	(107,034)	(181)	97	(107,118)
Options	(14,343)	(3,496)	2	(17,837)
Futures	(21,943)	-	-	(21,943)
Total	(455,170)	137,430	425	(317,315)

c.	Breakdown per maturity

	09/30/2025
Parent Company	≤03 months	03–12 months	01–03 years	>3 years	Fair value
Assets
Swap	-	-	-	1,744	1,744
Total	-	-	-	1,744	1,744

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	09/30/2025
Consolidated	≤03 months	03–12 months	01–03 years	>3 years	Fair value
Assets
Swap	6,610	97,702	142,346	635,255	881,913
NDF	77,786	14,173	5,345	-	97,304
Options	2,320	17	64,770	-	67,107
Futures	1,071	3,796	490	940	6,297
Total	87,787	115,688	212,951	636,195	1,052,621
Liabilities
Swap	(414)	(2,433)	(40,393)	(141,327)	(184,567)
NDF	(40,935)	(16,606)	(2,999)	-	(60,540)
Options	(6,092)	(301)	-	-	(6,393)
Futures	(3,747)	(4,887)	(1,104)	(2,937)	(12,675)
Total	(51,188)	(24,227)	(44,496)	(144,264)	(264,175)

	12/31/2024
Consolidated	≤03 months	03–12 months	01–03 years	>3 years	Fair value
Assets
Swap	4,961	7,019	167,954	654,810	834,744
NDF	126,182	55,160	4,224	10,791	196,357
Options	10,349	8,468	-	-	18,817
Futures	9,725	6,917	3,307	1,323	21,272
Total	151,217	77,564	175,485	666,924	1,071,190
Liabilities
Swap	(130)	(17,623)	(14,234)	(138,430)	(170,417)
NDF	(53,306)	(42,696)	(2,744)	(8,372)	(107,118)
Options	(3,370)	(14,467)	-	-	(17,837)
Futures	(9,153)	(529)	(1,042)	(11,219)	(21,943)
Total	(65,959)	(75,315)	(18,020)	(158,021)	(317,315)

d.	Derivatives offset amount

The BR Partners Group does not have contracts in which the Company or its counterparty has the right to offset the amounts receivable and payable from the separate contracts in the event of default.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

e.	Derivatives designated as hedge accounting.

	09/30/2025
Strategy	Hedging instrument fair value(1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(187,880)	208,721	3,152
Total	(187,880)	208,721	3,152

	12/31/2024
Strategy	Hedging instrument fair value(1)	Hedged item fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Funding Hedge (3)
Fixed rate funding	(134,088)	163,812	-
Floating rate funding	(378,686)	396,116	2,158
Total	(512,774)	559,928	2,158

(1)	The Group uses DI and DAP futures contracts, traded on B3 S.A., as a hedging instrument related to the interest rate risk of fixed and floating-rate funding selected for hedging. Daily adjustments related to futures contracts are recorded under “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments”.

(2)	Balances presented on an accumulated basis for purposes of comparing the changes in the fair value of the instruments versus the hedged item.

(3)	Fixed-rate and floating-rate funding recorded under “Client deposits”, related to the Bank Deposit Certificate (“CDB”) product.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

7.	Financial assets at amortized cost and other assets

a.	Valued at amortized cost

There was no balance in the parent company for the period ended September 30, 2025 and year ended December 31, 2024, respectively.

Consolidated	09/30/2025	12/31/2024
Loans (1)	306,956	346,523
Other financial assets at amortized cost	974,033	1,229,915
- Foreign exchange (2)	798,015	1,139,273
- Financial instruments (3)	50,010	-
- Services receivable (4)	115,478	83,821
- Other amounts (5)	5,235	5,785
- Deposits (6)	5,295	1,036
Total	1,280,989	1,576,438

(1)	Refers to operations with clients of BR Partners Banco de Investimento S.A., represented by Bank Credit Notes and Real Estate Credit Notes.

(2)	It refers to a purchased foreign exchange contract whose settlement was carried out on October 01, 2025 and January 2, 2025, respectively.

(3)	Represented by Rural Product Notes (“CPR”) and Commercial Notes (“NC”).

(4)	Refer to services provided to clients and reimbursements receivable on expenditures defined in the service agreement.

(5)	Mainly refers to the final sale of financial instruments, which were settled on October 1, 2025.

(6)	Refers to a security deposit in the amount of R$ 5,156 (R$ 592 as of December 31, 2024) and a labor court deposit in the amount of R$ 139 (R$ 166 as of December 31, 2024).

8.	Related party transactions

The transactions between related parties were carried out in terms equivalent to those prevailing in transactions between independent parties.

	Direct controlling shareholder (1)		Associated companies/subsidiaries (2)		Total
Parent Company	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Assets/(Liabilities)
Amounts receivable	-	-	-	11,105	-	11,105
Derivative financial instruments	-	-	1,744	-	1,744	-
Investment fund quotas	-	-	123,221	117,895	123,221	117,895
Dividends payable	(10,962)	(735)	(9,831)	-	(20,793)	(735)
Result/(Expenses)
Result from derivatives	-	-	1,744	-	1,744	-
Income (loss) from investment in investment fund quotas	-	-	5,326	9,966	5,326	9,966

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	Direct controlling shareholder (1)		Associated companies (2)		Key management personnel (3)		Total
Consolidated	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Assets/(Liabilities)
Investment fund quotas	-	-	123,221	117,895	-	-	123,221	117,895
Client deposits (4)	(443)	(1,250)	(13,141)	(13,788)	(1,825)	(2,553)	(15,409)	(17,591)
Letters of credit for real estate (5)	-	-	-	-	(1,799)	(2,709)	(1,799)	(2,709)
Agribusiness credit bills	-	-	-	-	-	(91)	-	(91)
Dividends payable	(10,962)	(735)	(9,831)	-	-	-	(20,793)	(735)
Result/(Expenses)
Interest revenue from financial assets at fair value through profit or loss – Investment fund quotas	-	-	5,326	9,966	-	-	5,326	9,966
Interest expenses and (losses) on financial instruments	(9)	(41)	(1,247)	(1,338)	(132)	(653)	(1,388)	(2,032)

(1)	BR Partners Holdco Participações S.A.

(2)	Other companies of BR Partners Group, BR Partners Outlet Premium Fundo de Investimento em Participações and BR Partners Fundo de Investimento Multimercado Crédito Privado.

(3)	Members of Board of Directors and Executive Board.

(4)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to November 16, 2026 at an average rate of 108% of CDI.

(5)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to December 11, 2025 at a variable rate of 96% of CDI.

a.	Remuneration of key personnel

	Three-month period ended		Nine-month period ended
Parent Company	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Directors’ fee	909	704	2,591	1,906
Social charges	182	141	518	381
Total	1,091	845	3,109	2,287

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Directors’ fee	14,941	9,715	41,792	28,082
Social charges	2,988	3,175	8,358	5,616
Total	17,929	12,890	50,150	33,698

Key management personnel is represented by the Company’s statutory executive board and Board of Directors who, in addition to dividends arising from their interests in BR Partners Holdco Participações S.A., receive remuneration for services rendered at the Company which is recorded under “Personnel expenses”.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Other information

Related parties are considered, as:

●	Company’s Directors and administrative Board members, as well as their respective spouses and relatives up to the 2nd degree; and

●	Individuals or legal entities that hold more than 10% of the Company’s share capital.

9.	Investments in subsidiaries

Parent Company	12/31/2024	Equity in net income of subsidiaries	Payment of capital	Other comprehensive income (1)	09/30/2025
BR Partners Assessoria Financeira Ltda.	1,326	33,444	-	297	35,067
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	-	(17)	1,000	-	983
BR Partners Mercados de Capitais Ltda.	1,000	20,749	-	-	21,749
BR Partners Participações Financeiras Ltda.	691,344	37,420	-	173	728,937
BR Partners Gestão de Recursos Ltda.	2,000	30,025	-	-	32,025
BR Partners Assessoria em Soluções de Capital Ltda.	500	12,982	-	-	13,482
Total	696,170	134,603	1,000	470	832,243

		Equity in net income	Other comprehensive
Parent Company	12/31/2023	of subsidiaries	income (1)	09/30/2024
BR Partners Assessoria Financeira Ltda.	979	33,877	424	35,280
BR Partners Mercados de Capitais Ltda.	1,000	23,145	-	24,145
BR Partners Participações Financeiras Ltda.	723,063	20,040	(3,370)	739,733
BR Partners Gestão de Recursos Ltda.	2,000	15,066	-	17,066
BR Partners Assessoria em Soluções de Capital Ltda.	500	58,982	-	59,482
Total	727,542	151,110	(2,946)	875,706

(1)	Represented by reflective equity valuation adjustments recorded at BR Partners Banco de Investimento S.A. and BR Partners Assessoria Financeira Ltda.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

10.	Other amounts payable

	Parent Company		Consolidated
	09/30/2025	12/31/2024	09/30/2025	12/31/2024
Dividends payable	38,183	735	38,183	735
Amounts payable to related companies	92,023	-	-	-
Lease liabilities (1)	-	-	33,607	29,441
Provision payable for expenses on personnel	49	1,767	7,925	42,998
Provision for contingency (Note 19.b)	-	-	1,076	1,368
Provision for surety bonds provided(2)	-	-	147	532
Future year earnings	-	-	2,541	1,772
Other	-	-	586	385
Total	130,255	2,502	84,065	77,231

(1)	The Group leases floors of a commercial building for a period of 10 years. As of September 30, 2025, the non-cancelable minimum lease amounts are presented between 1 and 10 years.

(2)	Refers to commissions on endorsements and sureties currently found in the credit portfolio of BR Partners Banco de Investimentos S.A. Note 19.a.

11.	Financial liabilities

Deposits, fundraising and obligations for loans

	≤03	04-12	01-03	>03
Consolidated	months	months	years	years	09/30/2025	12/31/2024
Client deposits	-	865,610	1,041,684	34,519	1,941,813	2,627,471
- Time deposit (1)	-	865,610	1,041,684	34,519	1,941,813	2,170,262
- Interbank deposits	-	-	-	-	-	457,209
Repurchase agreements	9,630,683	-	-	-	9,630,683	8,056,208
- Government bonds (2)	8,550,000	-	-	-	8,550,000	7,113,234
- Private securities (2)	1,080,683	-	-	-	1,080,683	942,974
Debt issued and others	-	560,274	2,029,717	637,230	3,227,221	1,841,558
- Real Estate Credit Bills (3)	-	58,885	-	-	58,885	2,709
- Agribusiness Credit Bills	-	-	-	-	-	8,785
- Financial bills (4)	-	501,389	2,029,717	-	2,531,106	1,366,074
- Subordinated Financial Bills Eligible for Capital– Tier II (5)	-	-	-	268,100	268,100	243,948
- Subordinated Financial Bills Eligible for Complementary Capital (6)	-	-	-	369,130	369,130	220,042
Other financial liabilities	797,700	-	-	-	797,700	1,139,273
- Obligations with foreign exchange purchase (7)	797,700	-	-	-	797,700	1,139,273
Total	10,428,383	1,425,884	3,071,401	671,749	15,597,417	13,664,510

(1)	For fixed-rate Bank Deposit Certificates (“CDB”), the remuneration rate is between 9.82% and 16.49% p.a. and for floating-rate CDBs, the remuneration rate is between 95% and 113.8% of the DI, 100% of DI + 0.10% to 2.50% p.a. and IPCA + 4.87% and 9.18% p.a.

(2)	For repurchase agreements linked to government bonds (“NTN-B”, “NTN-F” and “LTN”), the yield rate is 14.89% p.a. and, for private securities (Debentures, CRI and CRA), the average yield rate is 94.2% of DI.

(3)	For floating-rate Real Estate Credit Bills (“LCI”), the remuneration rate is between 89% and 96% of the DI.

(4)	Fixed-rate Financial Bills (“LF”), with remuneration rate between 11.38% and 13.30% p.a., and for floating-rate LF the remuneration rate is between 100% and 113% of the DI + 0.49% to 2.94% and 100% of the IPCA +6.58% p.a.

(5)	For fixed Subordinated Financial Bills Eligible to Capital (“LFSN”), the remuneration rate is 11.38%, and for floating-rate LFSN the remuneration rate is between 100% and 109.6% of the DI, 100% of DI + 1% to 2.94% and 100% of the IPCA + 6.58%.

(6)	The Perpetual Subordinated Financial Bills, eligible for the composition of the complementary capital, are remunerated at floating rates of 100% of the DI + 1.80 to 2.50% p.a.

(7)	Refers to the obligation linked to a purchased foreign exchange contract, whose settlement occurred on October 1, 2025.

Remuneration rates presented above refer to the operations existing on September 30, 2025.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

12.	Shareholders’ equity

a.	Share capital

The Company’s share capital, fully subscribed and paid in totaling R$ 674,940 at September 30, 2025 (R$ 674,940 at December 31, 2024), is represented by 314,987 shares: 200,546 registered, book-entry common shares with no par value and 114,441 registered, book-entry preferred shares with no par value (314,987 total shares: 200,546 registered, book-entry common shares with no par value and 114,441 registered preferred shares with no par value at December 31, 2024).

b.	Profit reserve

The legal reserve is increased annually by an allocation of 5% of net income for the year, and may not exceed 20% of the Company’s share capital. The purpose of the legal reserve is to guarantee that the share capital is paid up and it is used solely to offset losses and increase capital. Other profit reserves refer to the retention of the remaining balance of retained earnings, pursuant to article 196 of Brazil’s Corporation Act.

c.	Net earnings per share

Basic earnings per share are calculated by dividing profit attributable to the Company’s shareholders by the weighted average number of common shares for the year.

For the periods ended September 30, 2025 and 2024, there are no potential common and preferred shares in the Group for dilution purposes. Therefore, the basic and diluted earnings per share are the same.

	09/30/2025	09/30/2024
Profit attributable to the Company’s shareholders	130,539	151,546
Weighted average of shares issued	314,987	314,987
Basic earnings and diluted per share (in Reais)	0.41	0.48

d.	Dividends

Shareholders will be entitled to a non-cumulative mandatory minimum dividend, corresponding to 25% of the adjusted net income, as set forth in the Article 191 of Brazil’s Corporation Act, reduced or increased by the amounts provided for in item I of Article 202 of the Brazil’s Corporation Act and subject to the provisions of item II and III of the same article, as applicable.

The distribution of minimum dividend will not be mandatory in the fiscal year in which the Board of Directors informs shareholders, with justified and unanimously approved exposure, that it is incompatible with the Company’s financial situation, in which case a portion of the net income may be distributed. Adjusted net income or approved its retention as a reserve, as the case may be. Profits that are no longer distributed pursuant to this paragraph will be paid as soon as the Company’s financial situation permits, applying the provisions of article 202, §5 of the Brazil’s Corporation Act.

On November 6, 2025, the Company’s Board of Directors approved the distribution of interim dividends in the amount of R$ 37,798 thousand (R$ 0.36 per unit) and extraordinary dividends in the amount of R$ 69,297 thousand (R$ 0.66 per unit).

13.	Result by line of business

The following summary discloses the service revenues (revenue from contracts with customers) and the other accounting items that composes the consolidated total revenue disaggregated by line of business:

	Three-month period ended 09/30/2025
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	67,184	-	67,184
Treasury Sales & Structuring	-	28,739	28,739
Investments and Wealth Management	4,048	-	4,048
Capital Remuneration	-	33,316	33,316
Total	71,232	62,055	133,287

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	Three-month period ended 09/30/2024
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	101,386	-	101,386
Treasury Sales & Structuring	1	21,299	21,300
Investments and Wealth Management	3,116	-	3,116
Capital Remuneration	-	31,927	31,927
Total	104,503	53,226	157,729

	Nine-month period ended 09/30/2025
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	219,558	-	219,558
Treasury Sales & Structuring	-	69,834	69,834
Investments and Wealth Management	11,272	-	11,272
Capital Remuneration	-	99,398	99,398
Total	230,830	169,232	400,062

	Nine-month period ended 09/30/2024
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	268,366	-	268,366
Treasury Sales & Structuring	4	57,520	57,524
Investments and Wealth Management	8,590	-	8,590
Capital Remuneration	-	102,862	102,862
Total	276,960	160,382	437,342

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

14.	Net interest revenue (expense) and gains (losses) on financial instruments

	Three-month period ended
Parent Company	09/30/2025	09/30/2024
- Income from financial assets at fair value through profit or loss	364	-
- Expenses with financial assets at fair value through profit or loss	(3,462)	(388)
Net interest revenue (expense) and gains (losses) on financial instruments	(3,098)	(388)

	Nine-month period ended
Parent Company	09/30/2025	09/30/2024
- Income from financial assets at fair value through profit or loss	12,239	10,590
- Expenses with financial assets at fair value through profit or loss	(5,170)	(218)
Net interest revenue (expense) and gains (losses) on financial instruments	7,069	10,372

	Three-month period ended
Consolidated	09/30/2025	09/30/2024
Interest revenues
- Income from loans	14,775	5,258
- Income from guarantees granted	539	468
Financial assets
- At amortized cost	3,048	-
- At fair value through profit or loss	427,901	369,276
Total interest revenues	446,263	375,002

Interest expenses
- Funding expenses	(519,224)	(268,164)
- Positive fair value - funding (Hedged Item)	(631)	(328)
Financial assets
- At fair value through profit or loss	(118,178)	(130,728)
Total interest expenses	(638,033)	(399,220)

Net gains (losses) from operations in foreign currency
Foreign exchange income	19,037	29,939
Foreign exchange expenses	(1,235)	(9,574)
Total	17,802	20,365

Gains (losses) on derivative transactions
Income from derivative operations	4,452,593	1,374,844
Expenses on derivative operations	(4,216,570)	(1,317,765)
Total	236,023	57,079

Net interest revenue (expense) and gains (losses) on financial instruments	62,055	53,226

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

	Nine-month period ended
Consolidated	09/30/2025	09/30/2024
Interest revenues
- Income from loans	53,191	16,482
- Income from guarantees granted	1,506	1,322
Financial assets
- At amortized cost	10,589	-
- At fair value through profit or loss	1,463,420	938,820
Total interest revenues	1,528,706	956,624

Interest expenses
- Funding expenses	(1,342,968)	(735,030)
- Positive (negative) fair value - funding (Hedged Item)	994	(967)
Financial assets
- At fair value through profit or loss	(175,971)	(536,408)
Total interest expenses	(1,517,945)	(1,272,405)

Net gains (losses) from operations in foreign currency
Foreign exchange income	36,471	101,498
Foreign exchange expenses	(16,425)	(52,537)
Total	20,046	48,961

Gains (losses) on derivative transactions
Income from derivative operations	8,318,535	3,836,711
Expenses on derivative operations	(8,180,110)	(3,409,509)
Total	138,425	427,202

Net interest revenue (expense) and gains (losses) on financial instruments	169,232	160,382

15.	Administrative expenses

	Three-month period ended		Nine-month period ended
Parent Company	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Outsourced service expenses	1,220	352	6,093	888
Financial system expenses	388	103	790	389
Data processing expenses	35	33	93	89
Travel expenses	105	45	127	104
Advertising and publicity expenses	76	63	210	196
Other expenses	512	223	726	416
Total	2,336	819	8,039	2,082
Reversal of administrative expenses	-	-	-	(466)
Total	2,336	819	8,039	1,616

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Outsourced service expenses	13,225	31,478	32,999	63,645
Financial system service expenses	2,034	1,791	5,637	6,339
Data processing expenses	3,056	2,406	8,575	6,907
Amortization and depreciation expenses	2,449	2,174	7,348	6,037
Rent expenses	1,120	926	3,713	2,833
Travel expenses	2,249	665	4,162	1,756
Communication expenses	1,207	1,201	3,498	3,274
Promotion and public relations expenses	1,281	531	2,412	1,440
Tax expenses	2,446	699	4,506	2,372
Other expenses	2,337	2,021	6,204	5,409
Total	31,404	43,892	79,054	100,012
Reversal of administrative expenses	-	(13)	-	(1,274)
Total	31,404	43,879	79,054	98,738

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

16.	Tax expenses

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Revenues from services rendered
- PIS	824	1,204	2,202	2,577
- COFINS	3,869	5,579	10,699	12,078
- ISS	3,468	5,155	11,280	13,657
Income (loss) from financial instruments net of interest
- PIS	289	392	1,066	1,061
- COFINS	1,763	2,393	6,560	6,526
Total	10,213	14,723	31,807	35,899

17.	Income taxes

a.	Current and deferred taxes

	Three-month period ended		Nine-month period ended
Parent Company	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit before income tax	42,087	49,987	130,446	155,072
Rate (25% Income Tax (IR) and 9% Social Contribution (CSLL))	(14,309)	(16,995)	(44,352)	(52,725)
- Permanent (additions)/Exclusions	(1,177)	-	(1,843)	(408)
- Temporary differences without recording deferred tax assets	202	(318)	2,349	3,766
- Additions/exclusions – Undistributed earnings in equity method investees	16,220	17,856	45,765	51,378
Deferred formation/(reversal) for the period	137	132	93	(3,526)
Tax losses and negative basis	(936)	(543)	(1,919)	(2,011)
Income tax and social contribution in the periods	137	132	93	(3,526)

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit before income tax	64,361	65,414	182,468	192,781
Total income tax and social contribution charge at statutory rates	(21,883)	(22,240)	(62,039)	(65,545)
Effect of additions and deductions on the calculation of taxes:
- Permanent additions/(exclusions)	354	748	1,903	567
- Temporary differences without recording deferred tax assets	340	(187)	538	239
- Other (1)	(948)	6,384	7,669	23,504
Income tax and social contribution in the periods	(22,137)	(15,295)	(51,929)	(41,235)
Effective rate	34.4%	23.4%	28.5%	21.4%
Deferred income tax and social contribution	(20,505)	719	(33,699)	(17,456)
Current income tax and social contribution	(1,632)	(16,014)	(18,230)	(23,779)
Income tax and social contribution in the periods	(22,137)	(15,295)	(51,929)	(41,235)

(1)	Basically includes: (i) adjustment for the different rates of non-financial companies taxed based on the presumed profit (BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Reestruturação Financeira Ltda. and BR Partners Corretora de Seguros Ltda.); and (ii) difference in the financial institution’s tax rate.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Deferred tax assets and liabilities

			Realization
Parent Company	12/31/2024	Constitution	/(Write-off)	09/30/2025
Tax loss and negative basis of social contribution	3,060	1,904	-	4,964
Total deferred tax assets	3,060	1,904	-	4,964
Deferred tax obligations on fair value of financial assets	20,840	1,811	-	22,651
Total deferred tax liabilities	20,840	1,811	-	22,651
Total net deferred tax assets (liabilities)	(17,780)	93	-	(17,687)

			Realization
Parent Company	12/31/2023	Constitution	/(Write-off)	09/30/2024
Tax loss and negative basis of social contribution	3,060	-	-	3,060
Total deferred tax assets	3,060	-	-	3,060
Deferred tax obligations on fair value of financial assets	17,452	3,961	(435)	20,978
Total deferred tax liabilities	17,452	3,961	(435)	20,978
Total net deferred tax assets (liabilities)	(14,392)	(3,961)	435	(17,918)

			Realization
Consolidated	12/31/2024	Constitution	/(Write-off)	09/30/2025
Temporary differences	33,178	8,465	(20,826)	20,817
Adjustment to fair value of financial assets recorded in other comprehensive income	7,626	-	(142)	7,484
Tax loss and negative basis of social contribution	54,835	1,904	(1,091)	55,648
Total deferred tax assets	95,639	10,369	(22,059)	83,949
Deferred tax obligations on fair value of financial assets	141,816	23,438	-	165,254
Deferred tax liabilities arising from cash-basis revenues	6,283	1,706	(2,993)	4,996
Total deferred tax liabilities	148,099	25,144	(2,993)	170,250
Total net deferred tax assets and (liabilities)	(52,460)	(14,775)	(19,066)	(86,301)

			Realization
Consolidated	12/31/2023	Constitution	/(Write-off)	09/30/2024
Temporary differences	19,282	18,828	(16,844)	21,266
Adjustment to fair value of financial assets recorded in other comprehensive income	2,887	6,388	(3,630)	5,645
Tax loss and negative basis of social contribution	3,060	21,878	(21,878)	3,060
Total deferred tax assets	25,229	47,094	(42,352)	29,971
Deferred tax obligations on fair value of financial assets	66,105	25,243	(13,640)	77,708
Deferred tax liabilities arising from cash-basis revenues	4,123	12,389	(4,550)	11,962
Total deferred tax liabilities	70,228	37,632	(18,190)	89,670
Total net deferred tax assets and (liabilities)	(44,999)	9,462	(24,162)	(59,699)

18.	Operating segments

The Group has a single reportable segment as of September 30, 2025 and December 31, 2024. This segment offers investment banking services, which are administered and managed according to the products offered. Thus, there are no differences from the last consolidated annual financial statements in terms of the segmentation basis.

19.	Other information

a.	Guarantees, sureties and guarantees

Financial guarantees are issued through endorsements and sureties, through the entity BR Partners Banco de Investimento S.A. As of September 30, 2025, the amount of collateral provided was R$ 158,381 (R$ 157,118 as of December 31, 2024) and the provision for expected losses was R$ 147 as of September 30, 2025 (R$ 532 as of December 31, 2024).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

b.	Contingencies

Tax provision

Within BR Partners Group, there is no record of it being a defendant in any tax-related lawsuit for the period ended September 30, 2025 and the year ended December 31, 2024.

Civil provision

In the civil level, there are no lawsuits whose risk of loss is probable or possible in the period and year ended September 30, 2025 and December 31, 2024, respectively.

Labor provision

As of September 30, 2025, the labor lawsuits classified by our legal advisors as a possible loss amounted to R$ 23 (R$ 164 as of December 31, 2024). Labor claims classified as probable losses are recorded in the amount of R$ 1,073 as of September 30, 2025 (R$ 1,368 as of December 31, 2024).

c.	Third-party funds management (not reviewed by the independent auditor)

Assets under management (AuM) and Wealth under Advisory (WuA) managed by the Company are shown below:

Type	09/30/2025	12/31/2024
Multimarket Investment Fund	2,079,277	1,474,540
Domestic Investment Fund	748,420	437,973
International Investment Fund	673,548	697,742
Domestic Managed Portfolios	409,329	333,808
International Managed Portfolios	2,071,528	2,241,500

d.	New and amended CPCs / IFRSs in force in the current period

The following amendments/issues of pronouncements were issued by the IASB/CPC, but were not adopted by the Group for the quarter ended September 30, 2025, as they do not impact the condensed parent company and consolidated interim financial information.

●	Amendments to CPC 02 / IAS 21 “Effects of changes in foreign exchange rates entitled lack of convertibility”: the amendments specify how to assess whether a currency is convertible, and how to determine the exchange rate when it is not. The amendments state that a currency is convertible into another currency when the entity is able to obtain another currency within a period that allows for normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When the currency is not convertible into another currency on the measurement date, the entity must estimate the spot exchange rate on that date. The entity’s objective in estimating the spot exchange rate is to reflect the rate at which an organized exchange transaction would occur on the measurement date between market-participating parties under prevailing economic conditions.

e.	New and revised CPCs / IFRSs and laws issued and not yet applicable

The following amendments to pronouncements were issued by the IASB, but are not effective for the year 2025. The early adoption of pronouncements, although encouraged by the IASB, is not allowed in Brazil by the Accounting Pronouncement Committee (CPC). At the date of authorization of these financial statements, the Group has not adopted the new and revised IFRSs/CPCs below.

●	IFRS 18 “Presentation and disclosure in financial statements”: IFRS 18 replaces IAS 1 – Presentation of financial statements, carrying over several unchanged requirements from IAS 1 (equivalent to CPC 26) and supplementing them with the new requirements. In addition, some paragraphs of IAS 1 have been moved to IAS 8 – Accounting Policies, Changes in Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. The IASB has also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share. The new requirements of IFRS 18 are as follows:

-	Present specific categories and subtotals defined in the statement of profit or loss;

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

-	Present disclosures on the performance measures defined by Management (MPMs) in the notes to the financial statements;

-	Improvements linked to information aggregation and disaggregation requirements.

The Group must adopt IFRS 18 for annual reporting periods beginning on or after January 01, 2027. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, becomes effective when the Group applies IFRS 18. This pronouncement requires retrospective application with specific transition provisions. It is also worth highlighting that the Accounting Pronouncements Committee in Brazil has not issued the accounting pronouncement corresponding to IFRS 18 as of the date of approval of these parent company and consolidated financial statements.

The Company’s management expects that the application of these amendments will have an impact on the condensed parent company and consolidated interim financial information.

CPC 45 / IFRS 19 “Subsidiaries without public accountability”: this pronouncement allows an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The subsidiary is eligible for reduced disclosures if it has no public accountability and its ultimate parent company or any intermediate parent company prepares publicly available consolidated financial statements that comply with IFRS Accounting Standards. The Group’s management does not expect IFRS 19 to be applied in the condensed parent company and consolidated interim financial information.

●	Amendment to CPC 48 / IFRS 9 and CPC 40 / IFRS 7: Classification and measurement of financial instruments. The requirements will come into force for the annual reporting period beginning on or after January 1, 2026, relating to:

-	Definition of financial liabilities through an electronic payment system;

-	Evaluation of the contractual characteristics of the cash flow of financial assets, including those with characteristics linked to sustainability.

There are no other IFRS accounting pronouncements or IFRIC interpretations that have not yet come into force that could have a significant impact on the condensed parent company and consolidated interim financial information.

●	The Constitutional Amendment 132/2023 and the Complementary Law 214/2025 established the Tax Reform in Brazil, with a transition period starting in 2026 and concluding by 2033. The new model replaces the taxes PIS, Cofins, ICMS, ISS, and part of IPI with three new taxes:

-	CBS (Contribution on Goods and Services): of federal jurisdiction;

-	GST (Goods and Services Tax): managed by states and municipalities; and

-	Selective Tax (IS): is levied on products harmful to health and the environment.

20.	Financial instruments – Fair value

i.	Accounting classification and fair values

Fair value is classified for by the Company in accordance with the evaluation method of financial instruments. The different levels were defined as follow:

●	Level 1: prices quoted (not adjusted) in active markets for assets and liabilities defined;

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

●	Level 2: the evaluation uses information, in addition to quoted prices included in Level 1, information included in level 1 that are observable in the market for the asset or liability, either directly (prices) or indirectly (derived from prices);

●	Level 3: the evaluation uses significant information which is not based on observable market data, i.e., non-observable inputs built by the Company’s Management.

A summary of the fair value hierarchy of assets and liabilities at fair value, classified according to the Company’s pricing methodology is presented below:

Parent Company	Level 1	Level 2	Level 3	09/30/2025
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	123,221	123,221
- Derivative financial instruments	-	1,744	-	1,744
Total	-	1,744	123,221	124,965

Parent Company	Level 1	Level 2	Level 3	12/31/2024
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	117,895	117,895
Total	-	-	117,895	117,895

Consolidated	Level 1	Level 2	Level 3	09/30/2025
Financial assets at fair value through profit or loss
- Government bonds	10,404,623	-	-	10,404,623
- Private securities	-	313,052	-	313,052
- Investment fund quotas	8,979	-	123,221	132,200
- Derivative financial instruments	6,297	906,289	140,035	1,052,621
Financial assets at fair value through other comprehensive income
- Private securities	-	1,324,110	-	1,324,110
- Investment fund quotas	-	1,762,832	-	1,762,832
Total assets at fair value	10,419,899	4,306,283	263,256	14,989,438

Financial liabilities at fair value through profit or loss
- Derivative financial instruments	12,675	238,328	13,172	264,175
Total liabilities at fair value	12,675	238,328	13,172	264,175

Consolidated	Level 1	Level 2	Level 3	12/31/2024
Financial assets at fair value through profit or loss
- Government bonds	8,684,734	-	-	8,684,734
- Private securities	-	405,612	-	405,612
- Investment fund quotas	64,976	-	117,895	182,871
- Derivative financial instruments	21,272	940,253	109,665	1,071,190
Financial assets at fair value through other comprehensive income
- Private securities	-	1,063,568	-	1,063,568
- Investment fund quotas	-	1,316,090	-	1,316,090
Total assets at fair value	8,770,982	3,725,523	227,560	12,724,065

Financial liabilities at fair value through profit or loss
- Derivative financial instruments	21,943	277,535	17,837	317,315
Total liabilities at fair value	21,943	277,535	17,837	317,315

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

ii.	Valuation techniques and unobservable assumptions

-	Financial assets measured at fair value - Level 2

Type	Valuation technique
Financial assets at fair value through profit or loss (public and private securities) (1)

Government bonds: The methodology used to calculate the fair value of Government Bonds consists of capturing the rates and curves disclosed by the market on each maturity of Government Bond, thereby obtaining the MtM (Mark to Market) when multiplying by the quantity existing in the portfolio.

Private securities: The methodology used to calculate the fair value of private securities consists of capturing the rates of the respective indexes (Pre, CDI - Interbank Certificate of Deposit, IPCA - Extended Consumer Price Index, in Portuguese, IGPM - General Index of market pricing, etc.), then the interest and the future value of the operations are calculated by multiplying by the principal, and after capturing their respective curves, MtM is then obtained, bringing the present value to the respective curve at maturity.

Derivative financial instruments (Swap, NDF)(1)

Swap models: The fair value is calculated based on the present value of the estimated future cash flows. Estimates of post-fixed rate future cash flows are based on quoted rates of Swap, future prices and interest rates on interbank loans. Estimated cash flows are discounted using a curve prepared based on similar sources and reflecting the relevant interbank reference rate used by market participants for this purpose when pricing interest rate Swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Group and the counterparty, calculated based on credit spreads derived from credit default swaps or current prices of traded securities.

Cash flow swap: the (MtM) fair value will correspond to the sum of the MtMs of each flow (according to the methodology described above), whereby the start date and expiration date of flows will be applied in substitution of the start date and expiration date of the operation, as well as the remaining balance to replace the principal.

NDF: The NDF (Non-Deliverable Forward) product, or even a forward contract, is an over-the-counter contract for the future purchase and sale of an asset, at a parity negotiated between the parties.

Since this is an over-the-counter contract, the size of the contract, as well as the expiration date, are freely agreed upon between the participants. Moreover, settlement takes place exclusively by difference (financial settlement) between the market price on the contract’s expiration date (or other dates, in the case of Asian) and the agreed price (in the case of a long position for a short position, it is the opposite); thus, there is no physical delivery of the asset.

The fair value of an NDF is obtained by estimating a future value based on the current price of the underlying asset, brought to maturity by the respective curves constructed from similar sources, and which reflect the relevant interbank reference rates used by market participants and brought to present value by the respective market curve.

(1)	Significant unobservable inputs and the relationship between significant unobservable inputs and fair value measurement are not applicable.

-	Financial asset measured at fair value - Level 3

Type	Valuation technique	Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value
Financial assets at fair value through profit or loss - Equity investment fund quotas	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted by a rate adjusted at risk.	Equity investment funds that have investments in real estate development and commercial companies in which they depend on non-observable factors in the market, which use, among other assumptions, expectations and projections of future results, growth rates, discount rates and inflation rates, among others.	Estimated fair value could increase (decrease) if: - expected cash flow would be higher (lower); or - the risk-adjusted discount rate is lower (higher).

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Type	Valuation technique	Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value
Derivative financial instruments - Options

The fair value (price) of an option, i.e., its premium, is given by the possibility of exercising it. More specifically, it is given by the immediate possibility of exercise or by the possibility of being exercised later. Thus, the pricing of the premium consists of two types of values, respectively:

●     Intrinsic value: which only exists when the value of the asset in the cash market is higher than the exercise price (strike price) in the case of a call option and the reverse for a put option. Therefore, an in-the-money option has intrinsic value.

●    Time value: this is the difference between the premium and the intrinsic value of the option. So, this value depends on the price of the underlying asset, the option’s expiration time, the expected volatility of the underlying asset’s quotes, the interest rate, and in the case of the quota as an underlying asset, the expected dividends, as shown below:

Price of the Target Asset: according to the relationship between the price of the underlying asset on the spot market and the strike price of the option, options can be classified as:

i.     In-the-money option: price of the underlying asset is higher than the strike price of the option in the case of the call option and lower in the case of the put option;

ii.    At-The-Money option: price of the underlying asset is equal to the strike price of the call and put option;

iii.   Out-of-the-money option: price of the underlying asset is lower than the strike price of the call option and higher for the put option.

●     Time: the longer the time for the option to expire, the greater the premium value, as the greater the probability of exercising the option;

●    Volatility: the greater and more frequent the price fluctuations, the greater the unpredictability of the exercise and, therefore, the greater the risk for the writer, which results in a higher premium as well;

●    Interest rate: represents the opportunity cost of acquiring the underlying asset, so that the higher this cost of money, the more advantageous it becomes to buy the option than to buy the underlying asset directly. In the case of the call option, this relationship is reversed.

●     Dividend: the higher the expected dividend payment, the greater the benefit of acquiring the share and, therefore, the higher the option premium.

The time value is gradually reduced until it reaches zero on the option’s expiration date.

The significant unobservable data used in the fair value measurement of derivative financial instruments (Options) classified as Level 3 are:

●     interest rate,

●     price of the target asset and

●     volatility

Significant changes in any of these inputs alone or in combination may result in significant changes in fair value.

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

Type	Valuation technique	Significant non-observable inputs	Relationship between significant non-observable inputs and measurement of fair value
Derivative financial instruments – Swap	The adjustments to fair value arising from the financing costs of certain derivative contracts reflect changes in the fair value of said contracts given their cash flow profile over time and/or the guarantees provided.	The unobservable data used in the fair value methodology of some swaps is related to internal funding rates.	Significant changes in internal funding rates can result in material changes in fair value.

iii.	Reconciliation of Level 3 fair values

The following table presents a reconciliation of the opening and closing balances of financial instruments classified as Level 3 at fair value:

●	Investment fund quotas

	FVTPL	FVTPL
	Outlet	BR FIM	Total
December 31, 2023	80,219	21,710	101,929
Acquisition of investment fund quotas	-	6,000	6,000
Fair value increase	7,736	2,230	9,966
December 31, 2024	87,955	29,940	117,895
Fair value increase	1,177	4,149	5,326
September 30, 2025	89,132	34,089	123,221

●	Options

	FVTPL - Assets	FVTPL - Liabilities
December 31, 2023	4,924	(4,561)
Premiums paid (received)	59,693	(81,331)
Net change in fair value	(45,800)	68,055
December 31, 2024	18,817	(17,837)
Premiums paid (received)	61,469	(5,762)
Net change in fair value	(13,179)	17,206
September 30, 2025	67,107	(6,393)

BRBI BR Partners S.A. (formerly “BR Advisory Partners Participações S.A.”)

Notes to the financial statements

(In thousands of reais)

●	Swap

	Assets	Liabilities
Cost	(2,017)	-
Adjustment to fair value	61,391	-
Adjustment to fair value (FVA)	31,802	-
Counterparty’s credit risk adjustment	(328)	-
December 31, 2024	90,848	-

Cost	(24,880)	(13,618)
Adjustment to fair value	62,124	3,200
Adjustment to fair value (FVA)	35,834	3,639
Counterparty’s credit risk adjustment	(150)	-
September 30, 2025	72,928	(6,779)

Fair value variation (level III) during the period (FVA)	4,032	3,639

iv.	Sensitivity analysis of financial assets classified as Level 3

Sensitivity analysis for financial instruments classified as Level 3 is essential to understand the uncertainty associated with fair value estimates. These instruments are measured based on unobservable market data, which significantly implies a high level of judgment and estimation by management.

For the performance of the analysis, we consider the main assumptions that influence fair value, such as discount rates, volatility, average internal funding rates and other factors specific to financial instruments. For example, a change in the discount rate can have a substantial impact on fair value, reflecting changes in market conditions or economic expectations.

Furthermore, the volatility of the prices of the underlying assets can directly affect the valuation of financial instruments classified as Level 3. Greater volatility can increase uncertainty and, consequently, the range of possible changes in fair value.

Other factors, such as changes in economic conditions or the regulatory environment, can also influence fair value estimates. Management monitors these matters and adjusts the valuation as necessary to make sure that the values have been adequately reported reflecting market conditions and associated risks, as well as the interrelationships that exist between these variables and the fair value of the financial instruments.

During the period ended September 30, 2025 and year 2024, there were no changes in the measurement method of financial assets and liabilities that would imply the reclassification of assets and liabilities between different levels of the fair value hierarchy.

STATEMENT OF EXECUTIVE BOARD ON THE INDEPENDENT AUDITORS’ REPORT ON
REVIEW OF CONDENSED PARENT COMPANY AND CONSOLIDATED INTERIM FINANCIAL
INFORMATION

Pursuant to Article 27, §1, item V of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the opinions expressed in the independent auditors’ report on this condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”), formerly “BR Advisory Partners Participações S.A.” for the three- and nine-month period ended September 30, 2025.

São Paulo (SP), November 6, 2025

José Flávio Ferreira Ramos

Chief Financial Officer

STATEMENT BY THE EXECUTIVE BOARD ON CONDENSED PARENT COMPANY AND
CONSOLIDATED INTERIM FINANCIAL INFORMATION

Pursuant to Article 27, §1, item VI of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”), formerly “BR Advisory Partners Participações S.A.” for the three- and nine-month period ended September 30, 2025.

São Paulo (SP), November 6, 2025

José Flávio Ferreira Ramos

Chief Financial Officer